UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2007	File No.: 000-13727
PAN AMERICAN SILVER CORP.

(Translation of Registrant’s Name into English)
Suite 1500, 625 Howe Street Vancouver British Columbia, Canada V6C 2T6

(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F: Form 20F ☐       Form 40F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 —                     .

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
PAN AMERICAN SILVER CORP.
(Registrant)
Dated March 30, 2007

“Robert Pirooz”

Robert Pirooz, General Counsel and Secretary

Exhibits:
99.1	Notice of 2007 Annual General Meeting and Information Circular dated March 21, 2007

99.2	Form of Proxy

99.3	Return Card – Request for Financial Statements